File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2005
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐.
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑.
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:___.]

Monthly Sales Report — October 2005	3

Regulated Announcement for the month of October 2005	5~7

Signatures	8

MACRONIX INTERNATIONAL CO., LTD.
For the month of October 2005
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of October 2005.
     Sales volume (NT$ : Thousand)

Time	Item	2005	2004	Changes	(%)
October	Invoice amount	2,200,636	1,984,474	216,162	10.89%
October	Net Sales	2,195,751	1,922,869	272,882	14.19%
     Funds lent to other parties (NT$ : Thousand)

	Bal. As of	Bal. As of
	October, 2005 end	September, 2005 end	Limit of lending
MXIC	0	0	14,481,749
MXIC’s subsidiaries	0	0	0
     Endorsements and guarantees (NT$ : Thousand)

	Limit of endorsement	October	Bal. As of period end
MXIC	14,481,749	0	1,966,323
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	1,966,323
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0
     Financial derivatives transactions (NT$ : Thousand)
4-1 Trading purpose :

Option
			Sell		Buy
		Future	Call	Put	Call	Put	Forward	Swap	Others
Margin Payment		—	—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—	—
Outstanding Contract	Notional Amount	—	—	—	—	—	—	—	—
	Mark to Market Value	—	—	—	—	—	—	—	—
Expired Contract	Notional Amount	—	—	—	—	—	—	—	725,250
	Recognized Amount	—	—	—	—	—	—	—	-2,790

4-1 Hedging purpose (for assets / liabilities denominated in foreign currencies):

Option
			Sell		Buy
		Future	Call	Put	Call	Put	Forward	Swap	Others
Margin Payment		—	—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—	—
Outstanding Contract	Notional Amount	—	—	—	—	—	—	—	—
	Mark to Market Value	—	—	—	—	—	—	—	—
Expired Contract	Notional Amount	—	—	—	—	—	2,382,405	—	—
	Recognized Amount	—	—	—	—	—	11,851	—	—

MACRONIX INTERNATIONAL CO., LTD.
For the month of October 2005
This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC ; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC ; 3) outstanding units and shares of ADR ; 4) outstanding amount of Convertible Bonds by MXIC for the month of October 2005.
     The trading of directors, supervisors, executive officers and 10% shareholders :

		Number of
		shares held when
		elected (for
		Directors,	Number of	Number of shares
		Supervisors and	shares held as	held as
Title	Name	Executive Officers)	September 30, 2005	October 31, 2005	Changes
Chairman & President	Miin Wu	30,932,711	30,932,711	30,932,711	+6,418,411
					-6,418,411
Executive Director	H.C.Cheng(1)	4,328,906	4,328,906	3,516,906	+406,000
					-1,218,000
Director & Vice President	Dang-Hsing Yiu	19,172,119	19,172,119	17,287,119	+3,726,000
					-5,611,000
Director & Vice President	Raymond S. Mak	6,930,638	6,930,638	6,930,638	+1,856,976
					-1,856,976
Director & Vice President	Simon Wang	6,495,252	6,334,252	6,334,252	+2,226,538
					-2,226,538
Assistant Vice President	Y.L.Lin	0	7,989,413	7,989,413	+2,568,000
					-2,568,000
Assistant Vice President	H.C. Liu	0	468,356	178,356	-290,000
Assistant Vice President	T. J. Lu	0	372,585	257,129	+76,056
					-191,512
Assistant Vice Presiden	C.D.Lin	0	2,949,822	1,949,822	-1,000,000
Assistant Vice President	F.L. Ni	0	2,790,258	1,912,258	-878,000
Assistant Vice President	Winston Cheng	0	199,267	73,267	-126,000
Assistant Vice President	H.S. Pyi	0	888,535	242,524	-646,011
Assistant Vice President	Paul yeh	0	8,546,102	8,546,102	+3,200,000
					-3,200,000

1.	Nominee of Hung Chih Investment Corporation.

     The pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders :

Number of the
		pledged common		Accumulated
		shares as of	Date of the clear	number of pledged
Title	Name	October 31,2005	of pledge	common shares
Executive Director	Hung Chi Investment Co., Ltd	1,190,000	2005/10/26	109,000
     Outstanding units and shares of ADR :

	Outstanding of shares	Outstanding of units on	Outstanding of shares
Outstanding of units on September 30, 2005	on September 30, 2005	October 31, 2005	on October 31, 2005
2,142,565.3	21,425,653	2,142,565.3	21,425,653

MACRONIX INTERNATIONAL CO., LTD.
For the month of October 2005
This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of October 2005.
     The acquisition of assets :

			Purchase Price
		Trade Quantity	(Per Unit)	Trade Amount
Date	Description of assets	(Unit)	(NT$)	(NT$)
2005/10/04	PHOENIX BOND FUND	27,373,175.0000	14.7473 ~ 14.8343	405,000,000
2005/10/05	NITC BOND FUND	2,782,111.2000	161.7410 ~ 161.7530	450,000,000
2005/10/05	ABN AMRO Bond Fund	23,684,094.3400	14.7634 ~ 14.8141	350,000,000
     The disposal of assets : None

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: November 24, 2005	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center